

SE 07003571 IMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 53164 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Equity Holdings, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Hill and Dale Road
(No. and Street)

Lebanon (City) New Jersey (State) 08833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald K. Gross 908-439-3336 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Levine & Felix LLP
(Name – *if individual, state last, first, middle name*)

65 Madison Avenue, PO Box 2138 (Address) Morristown (City) New Jersey (State) 07960-2138 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Donald K. Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Equity Holdings, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(x)(o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**REPORT ON AUDIT OF FINANCIAL STATEMENTS**
**AND SUPPLEMENTAL INFORMATION**
**PURSUANT TO RULE 17a-5 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

**- INDEX -**



Lazar Levine & Felix LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

## INDEPENDENT AUDITORS' REPORT

To the Member
Global Equity Holdings, L.L.C..
Lebanon, New Jersey

We have audited the accompanying statement of financial condition of Global Equity Holdings, L.L.C. as of December 31, 2006 and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Global Equity Holdings, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Equity Holdings, L.L.C. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 14, 2007

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138 T 973 267 1414 / F 973 326 9157 **Other Offices:** NEW YORK, NY / T 212 736 1900 PARSIPPANY, NJ / T 973 428 3200 www.lazarcpa.com

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2006**

**- ASSETS -**

| | | 2006 |
|---|---|---|
| **ASSETS:** | | |
| Cash | $ | 14,071 |
| Interest receivable | | 353 |
| Prepaid expenses | | 880 |
| **TOTAL ASSETS** | $ | 15,304 |

**- LIABILITIES AND MEMBER'S EQUITY -**

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable and accrued expenses to non-customers | $ | 4,003 |
| **TOTAL LIABILITIES** | | 4,003 |
| **MEMBER'S EQUITY** | | 11,301 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 15,304 |

The accompanying notes are an integral part of this financial statement.

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**STATEMENT OF OPERATIONS AND MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | 2006 |
|---|---|
| **REVENUE:** | |
| Fees from Dunbar Capital Management, L.L.C. | $ 7,951 |
| **EXPENSES:** | |
| Accounting fees | 4,400 |
| Auditing fees | 3,435 |
| Professional fees | 5,277 |
| Telephone and internet expenses | 898 |
| Regulatory and compliance | 2,294 |
| Miscellaneous | 145 |
| **TOTAL EXPENSES** | 16,449 |
| **LOSS FROM OPERATIONS** | (8,498) |
| **INTEREST INCOME** | 427 |
| **NET LOSS** | (8,071) |
| **MEMBER'S EQUITY, AT BEGINNING OF YEAR** | 11,642 |
| Member's contribution | 7,730 |
| **MEMBER'S EQUITY, AT END OF YEAR** | $ 11,301 |

The accompanying notes are an integral part of this financial statement.

**GLOBAL EQUITY HOLDINGS, L.L.C.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | 2006 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (8,071) |
| **Changes in assets and liabilities:** | |
| Interest receivable | (353) |
| Prepaid expense | 160 |
| Due from Dunbar Capital Management, L.L.C., affiliate | 2,372 |
| Due to Dunbar Capital Management, L.L.C., affiliate | (1,588) |
| Accounts payable and accrued expenses to non-customers | (1,105) |
| **NET CASH USED IN OPERATING ACTIVITIES** | (8,585) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Member contribution | 7,730 |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | 7,730 |
| **(DECREASE) IN CASH** | (855) |
| Cash, beginning of year | 14,926 |
| **CASH, END OF YEAR** | $ 14,071 |

The accompanying notes are an integral part of this financial statement.

## GLOBAL EQUITY HOLDINGS, L.L.C.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2006

### NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Global Equity Holdings, L.L.C. ("Global"), a single member limited liability company, was formed on May 22, 2000 in the state of New Jersey and began operations on January 9, 2001. Global is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, is a member of the National Association of Securities Dealers, Inc. ("NASD") and provides administrative services for investment managers and financial institutions and assistance in maintaining client relations.

Global does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Global's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

*(a) Use of Estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

*(b) Income Taxes:*

Global is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

*(c) Fair Value of Financial Information:*

As of December 31, 2006, the carrying amounts of cash, and accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

*(d)* ***Revenue Recognition:***

Fees from affiliate represent reimbursements of overhead expense and are recognized as revenue when the expenses are incurred.

*(e)* ***New Accounting Pronouncements:***

On September 15, 2006, the Financial Accounting Standard Board issued SFAS 157 "Fair Value Measurement", that provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. We are currently evaluating the impact of adopting this pronouncement on our financial statements.

In September 2006, the Financial Accounting Standards Board issued SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R)." SFAS 158 requires an employer and sponsors one or more single employer defined benefit plans to recognize the funded status of a benefit plan; recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that may arise during the period; measure defined benefit plan assets and obligations as of the employer's fiscal year; and, enhances footnote disclosure. For fiscal years ending after December 15, 2006 employers with equity securities that trade on a public market are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the enhanced footnote disclosures. For fiscal years ending after December 15, 2008 employers are required to measure plan assets and benefit obligations. We are currently evaluating the impact of adopting this pronouncement on our financial statements.



**GLOBAL EQUITY HOLDINGS, L.L.C.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2006**

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

### *(f) Capital Contributions:*

In accordance with the operating agreement, the member made an initial capital contribution to Global Equity Holdings, LLC in cash. In 2006, the member made capital contribution of $7,730 to Global in cash. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements. The member has commited to make sufficient capital contributions through January 31, 2008 to meet operational and minimum capital requirement. Net income and net losses in respect of each fiscal year of Global Equity Holdings, LLC shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of Global Equity Holdings, LLC beyond the member's respective capital contribution.

## NOTE 3 - NET CAPITAL REQUIREMENTS:

Global is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2006, Global had net capital of 10,422, which was $5,422 in excess of its required minimum net capital of $ 5,000 . Global's net capital ratio was .38 to 1 as of December 31, 2006.

## NOTE 4 - RELATED PARTY TRANSACTIONS:

The sole member of Global owned a fifty percent (50%) interest through September 29, 2005 in Dunbar Capital Management, L.L.C. ("Dunbar"). Based on a reimbursement agreement, Dunbar reimburses Global for a pro rata amount of Global's overhead expense based on the time spent by Global in performing services for Dunbar. As of December 31, 2005 Dunbar owed Global $ 2,372 for these services. Global's revenue from Dunbar was $7,951 for 2006.



# GLOBAL EQUITY HOLDINGS, L.L.C.
# SUPPLEMENTAL INFORMATION
# REQUIRED BY RULE 17A-5 OF
# THE SECURITIES AND EXCHANGE ACT OF 1934
# AS OF DECEMBER 31, 2006

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION -SCHEDULE I
AS OF DECEMBER 31, 2006

**Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934**

| | 2006 |
|---|---|
| **TOTAL MEMBERS' EQUITY** | $ 11,301 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Prepaid expenses | (880) |
| Sub-total of deductions and/or charges | (880) |
| Haircut on proprietary positions and commitments: | |
| (2%) haircut of cash in money market funds | - |
| Sub-total of haircut on proprietary positions and commitments | - |
| **NET CAPITAL** | $ 10,422 |
| Aggregate Indebtedness | |
| Accounts payable and accrued expenses to non-customers | 4,003 |
| **TOTAL AGGREGATE INDEBTEDNESS** | $ 4,003 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | |
| Minimum net capital required (.0667 of aggregate indebtedness) | $ 267 |
| Minimum dollar requirement | 5,000 |
| Net capital requirement (greater of minimum net capital or dollar requirement) | 5,000 |
| **EXCESS NET CAPITAL** | $ 5,422 |
| Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness) | $ 10,022 |
| Percentage of aggregate indebtedness to net capital | 38.41% |
| Ratio: aggregate indebtedness to net capital | .38 to 1 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006) | |
| Net capital, as reported in Company's Part II (unaudited) Focus report | $ 9,359 |
| Increase resulting from December 31, 2006 audit adjustments, net | 1,063 |
| Net Capital, as included in this report | $ 10,422 |



**GLOBAL EQUITY HOLDINGS, L.L.C.**
**SUPPLEMENTAL INFORMATION -SCHEDULE II**
**AS OF DECEMBER 31, 2006**

| | 2006 |
|---|---|
| Statement of non-allowable assets: | |
| Prepaid expenses | $ 880 |
| | $ 880 |
| Statement of haircut on proprietary positions and commitments: | |
| 2% haircut of cash in money market funds | $ - |
| | $ - |



Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member
Global Equity Holdings, L.L.C.
Lebanon, New Jersey

In planning and performing our audit of the financial statements of Global Equity Holdings, L.L.C. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138 **Other Offices:** NEW YORK, NY / T 212 736 1900 www.lazarcpa.com
T 973 267 1414 / F 973 326 9157 PARSIPPANY, NJ / T 973 428 3200

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**
**(CONTINUED)**

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 14, 2007

END